SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.)*

Neurologix, Inc.
(Name of Issuer)

Common Stock, par value, $0.001 per share
(Title of Class of Securities)

64125U406
(CUSIP Number)

Andrew I. Koven
President and Chief Administrative Officer
Neurologix, Inc.
One Bridge Plaza
Fort Lee, New Jersey 07024
(201) 592-6451
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64125U406	13D	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS
Adrian Adams
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,855,015
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,855,015
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,855,015
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Page 2 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Neurologix, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at One Bridge Plaza, Fort Lee, New Jersey 07024.

Item 2.	Identity and Background.

(a) and (b) This Statement is being filed by Adrian Adams (the “Reporting Person”), whose business address is Neurologix, Inc., One Bridge Plaza, Fort Lee, New Jersey 07024.

(c)  The Reporting Person is currently the Chief Executive Officer and Chairman of the Board of the Issuer, a company engaged in the research and development of proprietary treatments for disorders of the brain and central nervous system primarily utilizing gene therapies.  The principal place of business of  the Issuer is set forth in Item 1.

(d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 19, 2011 (the “Effective Date”), the Reporting Person acquired the securities described on the cover page of this Statement (the “Initial Shares”) as part of a grant of an option (the “Option”) to purchase an aggregate of 13,660,063 shares of  Common Stock at an exercise price of $0.50 per share.  The Option was granted pursuant to the terms of an Executive Employment Agreement, dated the Effective Date, between the Issuer and the Reporting Person (the “Employment Agreement”), and a Stand-Alone Stock Option Agreement, dated the Effective Date, between the Issuer and the Reporting Person (the “Option Agreement”).

The Initial Shares vested on the Effective Date, and 1,855,016 will vest on each of the first, second and third anniversaries of the Effective Date.  Whether the remaining 6,240,000 shares of the Common Stock covered by the Option will vest depends upon the Issuer’s achievement of certain capital raising transactions and the satisfaction of certain service requirements.  This Statement is being filed to report the Reporting Person’s acquisition of beneficial ownership of the Initial Shares pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The employment of the Reporting Person and the terms of such employment, including the grant of the Option and the terms of the Employment Agreement and the Option Agreement, were reported by the Issuer on a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2011 (the “Form 8-K”).

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Initial Shares in connection with his employment as the Issuer’s Chief Executive Officer and his appointment as Chairman of the Board,  pursuant to the terms of the Employment Agreement and the Option Agreement (see Item 3 above).  The Reporting Person may in the future acquire additional securities of the Issuer pursuant to the terms of the Employment Agreement and the Option Agreement.  See the Form 8-K.

Page 3 of 4 Pages

Item 5.	Interest in Securities of the Issuer.

(a)  The aggregate number and percentage of securities to which this Statement relates is 1,855,015 shares of Common Stock covered by the Option that may be acquired by the Reporting Person within 60 days.  As calculated pursuant to Rule 13d-3 of the Exchange Act, these shares represent 6.2% of the 27,997,701 outstanding shares of Common Stock of the Issuer, as reported in the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on September 27, 2011.

(b)  The Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of the Initial Shares.

(c)  Not applicable.

(d)  Not applicable.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Option was granted to the Reporting Person in connection with his employment as the Issuer’s Chief Executive Officer and his appointment as Chairman of the Board in accordance with the terms of the Employment Agreement and the Option Agreement.

Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.        Material to Be Filed as Exhibits.

Exhibit	Description

10.1
Executive Employment Agreement between Adrian Adams and Neurologix, Inc., dated as of September 19, 2011 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated September 20, 2011, and incorporated herein by reference).

10.2
Stand-Alone Stock Option Agreement between Adrian Adams and Neurologix, Inc., dated as of September 19, 2011 (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, dated September 20, 2011, and incorporated herein by reference).

24.1	Power of Attorney (filed as Exhibit 24.1 to the Form 3 filed on behalf of the Reporting Person on September 20, 2011, and incorporated herein by reference).

Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2011

By	/s/ Marc L. Panoff
	Name:	Marc L. Panoff
	Title:	Attorney in Fact for Adrian Adams